Mail Stop 3561

July 20, 2006

Mark Klein, Chief Executive Officer
Skins Inc.
45 West 21st Street, 2nd Floor
New York, NY 10010

      Re: Skins Inc.
             Amendment No. 1 to Registration Statement on Form SB-2
             Filed June 30, 2006
             File No. 333-133406
             Form 10-QSB for Fiscal Quarter Ended March 31, 2006
             Filed June 6, 2006
             File No. 0-51119

Dear Mr. Klein:

We have reviewed your filing in response to our letter dated May 16, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your use of defined terms that are clear from the context. For example, in the first paragraph of your Prospectus Summary and in the first paragraph of your Management's Discussion and Analysis or Plan of Operation. Please revise your prospectus to delete these unnecessary terms.

We will need to raise additional…, page 5

2. Please revise to eliminate the disclosure concerning the private placement conducted in March since it mitigates the point of the risk. Further, please provide a separate risk factor that discloses the risk associated with the fact that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Special Note Regarding Forward-Looking Statements, page 14

3. We note your reference to the Private Securities Litigation Reform Act here and on page 16 in your Management's Discussion and Analysis or Plan of Distribution disclosure. Section 27A(b)(1)(C) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Please delete references to the Litigation Reform Act.

Planned Operations, page 19

4. Please provide a discussion and analysis of your operating expenses and results of operations for the year ended December 31, 2005 and the period from inception on May 18, 2004 to December 31, 2004.

Financial Statements, page F-1

5. We reviewed your response to comment 27. It does not appear you have revised your disclosure to address our comment. Please revise your financial statements to retroactively reflect the change in capitalization of Skins Footwear for all periods presented. In doing so, the equivalent number of shares of common stock of Logicom received in the exchange by the stockholders of Skins Footwear should be allocated to the capital transactions of Skins Footwear, members' capital transactions should be reclassified to common stock and additional paid-in capital and the shares retained by Logicom shareholders should be reflected as issued on March 20, 2006 in return for the net assets of Logicom. Please also disclose in the fifth paragraph under "Basis of Presentation, Organization and Other Matters" in Note 1 on page F-7 that the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Skins Shoes, LLC and Skin Shoes, Inc. in earlier periods due to the recapitalization. In addition, please provide us with the balance sheets of Skins Footwear and Logicom, Inc. immediately prior to the exchange transaction.

Report of Independent Registered Public Accounting Firm, page F-2

6. We note that the report of your accountants reflects their opinion on the financial statements of Skin Shoes, LLC and Skin Shoes, Inc. However, the financial statements beginning at page F-3 are identified as those of Skins Inc. and Subsidiary. Please request your independent accountants to provide a report that refers to the financial statements included in the filing.

Consolidated Statements of Operations, page F-4

7. We note your response to comment 29. and the revisions to your disclosure. It does not appear that the number of shares used in the computations of net loss per share for each

period presented represent weighted averages after giving retroactive effect to the recapitalization. Please revise to reflect the weighted average number of shares based on the equivalent number of shares of common stock outstanding after giving retroactive effect to the recapitalization. Please refer to the comment above regarding the recapitalization. Please also revise your disclosure in Net Loss per Common Share on page F-9 as appropriate. In addition, please disclose that the weighted average number of shares does not include the shares held in escrow that are contingently returnable. Finally, please provide us with a copy of your calculations of the weighted average number of shares outstanding for each period presented.

Consolidated Statements of Members' Capital and Stockholders' Deficiency, page F-5

8. We reviewed your response to prior comment 32. However, upon the conversion of the non-taxable entity to a taxable corporation, the accumulated deficit should have been considered a return of capital to your members. Please revise to reflect the transfer of the accumulated deficit of Skins Footwear as of the date of merger into Skins Shoes, Inc. to additional paid-in capital to the extent of the amount of additional paid-in capital on the merger date. Given the concerns expressed in your response please discuss the transaction in more detail in Note 1 to your financial statements.

9. Please tell us why the shares of common stock repurchased and cancelled pursuant to the terms of the share exchange agreement are not reflected in the net shares issued in return for the net assets of Logicom.

Consolidated Statements of Cash Flows, page F-6

10. Cash assumed in connection with the reverse acquisition is viewed as the issuance of equity for the cash of the shell company. Please revise to classify the cash assumed in connection with the reverse acquisition as cash flows from financing activities as opposed to cash flows from investing activities.

Note 2: Summary of Significant Accounting Policies, page F-8

Stock Options, page F-9

11. We have reviewed you response to comment 33 in our letter dated May 16, 2006. Please be advised that a nonpublic entity that is not able to reasonably estimate fair value of its equity share options and similar instruments because it is not practicable for it to estimate the expected volatility of its share price shall make a policy choice of whether to measure its liabilities under share based payment arrangements at calculated value or at intrinsic value. Please refer to paragraph 38 of SFAS 123(R). This policy choice is not applicable to awards classified as equity instruments which should be valued at fair value or calculated value. Please refer to paragraphs 23 – 25 of SFAS 123(R). It appears that the stock options issued on October 24, 2005 should be classified as liability awards given that you did not

have the ability to deliver the shares. If otherwise, please advise. However, it appears that the replacement awards granted on March 16, 2006 should be classified as equity awards. If so, please revise your financial statements to reflect the measurement of the awards at calculated value. Please refer to paragraph 56 of SFAS 123(R). Please also revise your disclosure to clarify that compensation expense from share-based liability awards is measured using the intrinsic value method and that compensation expense from share-based equity awards is measured at calculated value. In addition, please revise Note 9 on page F-12 to disclose the grant-date calculated value of the equity options granted on March 16, 2006, a description of the method used to estimate the calculated value of the awards, a description of the significant assumptions used to estimate the calculated value of the awards, the total incremental compensation expense from the cancellation and replacement of the awards and the total compensation expense related to non vested awards not yet recognized and the weighted average period over which it is expected to be recognized as of the latest balance sheet date. In addition, please provide separate disclosure for awards that are classified as equity and those classified as liabilities. Please refer to paragraph A240 of SFAS 123(R). Further, please tell us in detail how you determined the fair value of your common stock on October 24, 2005 and March 16, 2005. Specifically discuss any independent valuations or other valuation techniques or models you applied.

Derivative Instruments, page F-9

12. We reviewed your response to comment 34 in our letter dated May 16, 2006. It appears that stock options granted to directors should be classified as liabilities pursuant to the requirements of SFAS 123(R) and are not subject to the provisions of EITF 00-19. Please refer to paragraph 3 of EITF 00-19 and the comment above regarding stock options. With respect to stock options granted to consultants, please tell us whether the services had occurred at the date of grant and why the options are subject to or not subject to the requirements of SFAS 123(R) on the grant date. If the options granted to consultants are subject to the requirements of FAS 123(R) please tell us how your accounting treatment complies with EITF 96-18. Also, it appears that the fair value of stock options issued to consultants should have been initially classified as a liability in accordance with SFAS 123(R) or EITF 00-19. Please tell us why the awards should not be classified as liabilities as of the date of grant. Otherwise, please revise the statements of members' capital and stockholders' deficiency to classify the additional paid-in capital discussed in your response to comment 33 in our letter dated May 16, 2006 as a liability as of the date of grant. In doing so, please also remove the offset related to the fair value of the option contracts. If applicable, please also revise your disclosure to separately disclose the liabilities related to option contracts issued to consultants subject to the requirements of EITF 00-19 and liability awards subject to the requirements of SFAS 123(R). Further, please tell us your basis in GAAP for measuring the fair value of the derivative instruments based on the fair value of your common stock. Finally, please explain to us why you exclude unvested options from the fair value of the derivative instruments.

Net Loss Per Common Share, page F-9

13. Please disclose the number of options and warrants excluded from the computation of
    diluted net loss per share that could potentially dilute basic net loss per share in the future.
    Refer to paragraph 40(c) of SFAS 128.

Note 5: Related Party Transactions, page F-11

14. Please disclose the amounts of consulting expense relating to services provided by Mage,
    LLC for each period presented.

Note 8: Share Exchange Agreement, page F-12

15. We note your response to comment 40 in our letter dated May 16, 2006. Please tell us the
    amount of proceeds allocated to the convertible debt, common stock and warrants issued in
    the two private placement transactions. Please also tell us the fair value of each of the
    securities on the issuance dates and how you determined their fair values. In addition,
    please also tell us the closing price of your common stock on March 20, 2006. Finally,
    please tell us in detail why the warrants are properly classified as equity given the liquidated
    damages payable pursuant to the registration obligations contained in the subscription
    agreements. Please refer to paragraph 16 of EITF 00-19.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 26

16. We note the disclosure that your chief executive officer concluded that your disclosure
    controls and procedures "needed improvement and were not adequately effective to ensure
    timely reporting with the Securities and Exchange Commission." Please revise your
    disclosure to state, in clear and unqualified language, the conclusions reached by your chief
    executive officer on the effectiveness of your disclosure controls and procedures. If your
    disclosure controls and procedures are ineffective please state so. Please refer to Item 307
    of Regulation S-B.

17. We note the disclosure that your chief executive officer is in the process of identifying the
    deficiencies and will be implementing corrective measures. It appears the same conditions
    are later described as material weaknesses. Please revise your disclosure to clarify whether

the conditions are considered deficiencies or material weaknesses and the impact these conditions have on the conclusions reached by your chief executive officer on the effectiveness of your disclosure controls and procedures. In addition, please tell us who BHM refers to.

18. Please revise your disclosure to discuss in greater detail the nature of the material weaknesses and the corrective measures that your chief executive officer will be implementing.

Exhibit 31.1

19. Please confirm that the inclusion of the title of your Chief Executive Officer and President in the introductory paragraph was not intended to limit the capacity in which such individual provided the certification. In the future, please eliminate the reference to an officer's title in the introductory paragraph of the certification to conform to the format provided in Item 601(b)(31) of Regulation S-B.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Accountant, at (202) 551-3722 or William H. Thompson, Senior Staff Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Fax (310) 552-5001